CTDC Supplied Transparent Modules for MW-level Solar Power Plants in Italy

Hong Kong -December 16, 2010– China Technology Development Group Corporation (“CTDC”, the “Company” or “we”; NASDAQ: CTDC), a growing clean energy group based in China to provide solar energy products and solutions, announced today that its wholly-owned subsidiary, Linsun Power Technology (Quanzhou) Corp. Ltd., has been selected to supply 1.55 megawatts (MW) of transparent multi-crystalline solar modules for two on-grid solar power plants in Molfetta and Verona of Italy. The transparent solar module is a new product developed by CTDC’s subsidiary, with nice appearance and high transparence, especially suitable for Building-Integrated Photovoltaics (BIPV) projects.

The first shipment of the transparent modules has been made and the modules are in the process of installation in Italy, while the second shipment will be done by end of this year. The two solar power plants are expected to be operational in January 2011.

“We are excited for being the supplier of transparent modules to the solar power plants in Italy”, said Mr. Sean Liaw (Liao Lin-Hsiang), Chief Operating Officer of the Company. “We have consistently paid attention to the development trend in overseas front-end market, which is in line with our company’s values – innovative and pragmatic. This time our innovative product is recognized by overseas market, which fully reflects our company’s development is on a right track. Looking forward, we believe the real concept of ‘China Technology’ will be delivered and reached to our overseas customers by creating and providing differential products and excellent service.”

About CTDC:
Established in 1995, CTDC has been listed on the Nasdaq Stock Market since 1996. CTDC is a growing clean energy group in China, which provides solar energy products and solutions. CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).
For more information, please visit www.chinactdc.com

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2009 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Company Contact
Selina Xing
PR/IR Department
Tel: +86 755 2669 8709 +852 3112 8461
Email: ir@chinactdc.com